EXHIBIT 12.1

Enbridge Energy Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Year Ended December 31,
	2006		2005		2004		2003		2002		2001
	(dollars in millions)
Income from continuing operations before provision for income taxes and minority interest	$233.7		$89.2		$138.2		$111.7		$78.6		$39.4

Add: Fixed Charges	90.2		113.3		91.3		87.3		67.7		35.4
Less: Interest capitalized	5.7		4.0		2.1		2.2		8.1		0.3
Total earnings as adjusted	$318.2		$198.5		$227.4		$196.8		$138.2		$74.5

Fixed Charges:
Interest expense - net	$75.0		$95.6		$77.1		$64.9		$50.4		$32.5
Interest expense - affiliate	7.2		9.7		9.1		18.1		7.5		1.3
Estimated interest portion of rental expense	2.3		4.0		3.0		2.2		1.7		1.3
Interest capitalized	5.7		4.0		2.1		2.2		8.1		0.3
Fixed Charges	$90.2		$113.3		$91.3		$87.4		$67.7		$35.4

Ratio of earnings to fixed charges	3.53	x	1.75	x	2.49	x	2.25	x	2.04	x	2.10	x